# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Skyline Builders Group Holding Limited, CIK 0002031009
CUSIP: G8193D104
Title of class of securities: Class A ordinary shares, $0.00001 par value per share
Address of issuer's principal executive offices: Office A, 15/F, Tower A, Capital Tower, No.38 Wai Yip Street, Kowloon Bay, Hong Kong (K3), 00000
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001214659-26-002002
Filed by CIK 0001351407

## Reporting persons
- Philadelphia Financial Management of San Francisco, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: California (CA); sole voting power 0; shared voting power 1,005,405; sole dispositive power 0; shared dispositive power 1,005,405; aggregate amount beneficially owned 1,005,405 (8.16% of the class)
  Comment: The percentage is based off 11,816,586 shares of Class A ordinary shares outstanding as described in the Issuers Form 6-K filed on January 13, 2026.
- Boathouse Row I, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,005,405; sole dispositive power 0; shared dispositive power 1,005,405; aggregate amount beneficially owned 1,005,405 (8.16% of the class)
  Comment: The percentage is based off 11,816,586 shares of Class A ordinary shares outstanding as described in the Issuers Form 6-K filed on January 13, 2026.
- Boathouse Row II, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,005,405; sole dispositive power 0; shared dispositive power 1,005,405; aggregate amount beneficially owned 1,005,405 (8.16% of the class)
  Comment: The percentage is based off 11,816,586 shares of Class A ordinary shares outstanding as described in the Issuers Form 6-K filed on January 13, 2026.
- Boathouse Row Offshore, Ltd.: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 1,005,405; sole dispositive power 0; shared dispositive power 1,005,405; aggregate amount beneficially owned 1,005,405 (8.16% of the class)
  Comment: The percentage is based off 11,816,586 shares of Class A ordinary shares outstanding as described in the Issuers Form 6-K filed on January 13, 2026.
- Jordan Hymowitz: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 1,005,405; sole dispositive power 0; shared dispositive power 1,005,405; aggregate amount beneficially owned 1,005,405 (8.16% of the class)
  Comment: The percentage is based off 11,816,586 shares of Class A ordinary shares outstanding as described in the Issuers Form 6-K filed on January 13, 2026.
- Hymowitz 1999 Trust: type of reporting person: other (OO); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 1,005,405; sole dispositive power 0; shared dispositive power 1,005,405; aggregate amount beneficially owned 1,005,405 (8.16% of the class)
  Comment: The percentage is based off 11,816,586 shares of Class A ordinary shares outstanding as described in the Issuers Form 6-K filed on January 13, 2026.

## Item 1. Issuer
Name of issuer: Skyline Builders Group Holding Limited
Address of issuer's principal executive offices: Office A, 15/F, Tower A, Capital Tower, No.38 Wai Yip Street, Kowloon Bay, Hong Kong, 00000

## Item 2. Person Filing
Name of person filing:
This Schedule 13G is filed on behalf of each of the following persons:
Philadelphia Financial Management of San Francisco, LLC
Boathouse Row I, L.P.
Boathouse Row II, L.P.
Boathouse Row Offshore, Ltd.
Jordan Hymowitz
Hymowitz 1999 Trust
Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons."
This Schedule 13G relates to the shares of common stock of the Issuer (the "Shares") held for the accounts of Philadelphia Financial Management of San Francisco, LLC ("PFM"), Boathouse Row I, L.P. ("BRI"), Boathouse Row II, L.P. ("BRII"), Boathouse Row Offshore, Ltd. ("BRO"). Philadelphia Financial Management of San Francisco, LLC ("PFM") is the investment adviser of BRO and the general partner of BRI and BRII and therefore retains voting control and dispositive power of the shares owned by each. Jordan Hymowitz is the Managing Member and sole owner of PFM.
Address of principal business office or, if none, residence:
The principal business office of each Reporting Person is:
c/o Philadelphia Financial Management of San Francisco, LLC
450 Sansome Street, Suite 1500
San Francisco, CA 94111
Citizenship:
Philadelphia Financial Management of San Francisco, LLC - California, United States
Boathouse Row I, L.P. - Delaware, United States
Boathouse Row II, L.P. - Delaware, United States
Boathouse Row Offshore, Ltd. - Cayman Islands
Jordan Hymowitz - California, United States
Hymowitz 1999 Trust- California, United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: 1,005,405
Percent of class: 8.16
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 1,005,405
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 1,005,405

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: See disclosure in Items 2 and 4 hereof.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: See disclosure in Items 2 and 4 hereof.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Philadelphia Financial Management of San Francisco, LLC: /s/ Jeff Bowers, Authorized Signatory (08/14/2026)
- Boathouse Row I, L.P.: /s/ Jeff Bowers, Authorized Signatory (08/14/2026)
- Boathouse Row II, L.P.: /s/ Jeff Bowers, Authorized Signatory (08/14/2026)
- Boathouse Row Offshore, Ltd.: /s/ Jeff Bowers, Authorized Signatory (08/14/2026)
- Jordan Hymowitz: /s/ Jordan Hymowitz, Authorized Signatory (08/14/2026)
- Hymowitz 1999 Trust: /s/ Jordan Hymowitz, Authorized Signatory (08/14/2026)